UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 34)*

Richardson Electronics, Ltd.

(Name of Issuer)

Common Stock, par value $.05 per share

(Title of Class of Securities)

763165107

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 763165107

(1)	Names of reporting persons Edward J. Richardson
(2)	Check the appropriate box if a member of a group (see instructions) NA (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization U.S.A.
Number of	(5) Sole voting power 2,089,158
shares beneficially owned by	(6) Shared voting power
each reporting person	(7) Sole dispositive power 2,049,157
with:	(8) Shared dispositive power
(9)	Aggregate amount beneficially owned by each reporting person 2,089,158
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 14.8%
(12)	Type of reporting person (see instructions) IN

This Amendment Number 34 amends the Schedule 13G dated February 11, 2022, filed by the undersigned in connection with his beneficial ownership of Common Stock, $.05 par value, of Richardson Electronics, Ltd. (the “Company”) as follows:

Item 4. Ownership

Item 4 is hereby amended by deleting the same in its entirety and substituting the following in lieu thereof:

(a)
Includes 2,012,657 (or 98.1%) of the 2,052,313 shares of Class B Common Stock outstanding and convertible on a share for share basis into Common Stock (which shares are beneficially owned by the undersigned as Trustee and sole Beneficiary of the Edward J. Richardson Trust UA January 24, 2001). Also includes 76,501 (0.6%) of the 12,022,371 shares of Common Stock outstanding.

(b)
Percent of Class ***

14.8%

(c) Number of shares*** as to which such person has:

(i)
sole power to vote or to direct the vote

2,089,158

(ii)
sole power to dispose or to direct the disposition of

2,049,157

(iii) shared power to dispose or to direct the disposition of

0

*** Of the shares which the Reporting Person has the sole power to vote or direct the vote or dispose or direct the disposition of (i) 2,012,657 shares are Class B Common Stock and (ii) 36,500 shares are Common Stock. Class B Common Stock has 10 votes per share and Common Stock has one vote per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2023	Signature	/s/ Robert J. Ben, attorney-in-fact for Edward J. Richardson
	Name	Edward J. Richardson